Press Release

Update regarding Toronto Financial Forum Conference

DEREK OIL & GAS CORP ("DRK-V")

- Important Update regarding Toronto Financial Forum Conference

Dear Valued Shareholders & Savvy Investors:

In addition to Derek Oil & Gas Corporation presentations already planned, Mr. Barry Ehrl (and possibly an additional surprise speaker!) will be the featured speaker at a 45 minute presentation entitled “Invest in a Small Cap Company - Derek Oil & Gas" at the following Financial Forum site location:

Sunday, January 30, 2005; 9:15 a.m. to 10:00 am

Seminar Workshop Room 205 -B

Derek Oil & Gas Corporation ("Derek") also invites you to visit our corporate booth (#624) and members of our management team at the Financial Forum conference in the Metro Toronto Convention Center from January 27th to January 30th, 2005 to discuss investment opportunities.

For your Complimentary VIP pass please call Erica Bears (604) 374-1107 and she will meet you at the front entrance to the Financial Forum with a Complimentary Pass.

We look forward to seeing you there!

Sincerely, Erica Bearss

VP Corporate Communications

Cell:  604-374-1107

TOLL FREE:  1-888-756-0066   DEREK Oil & Gas Corp.

TEL:  604-331-1757

FAX:  604-669-5193

WEBSITE:  www.derekoilandgas.com